UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED AS PART OF THIS FORM 6-K

On June 5, 2023, Ultragenyx Pharmaceutical Inc. (“Ultragenyx”) and Mereo BioPharma Group plc (“Mereo” or the “Company”) announced data from the dose-selection Phase 2 portion of the Phase 2/3 Orbit study of setrusumab (UX143) in patients with osteogenesis imperfecta (OI). Across all patients evaluated, as of the data cut-off, setrusumab demonstrated rapid and statistically significant increases in levels of serum P1NP, a sensitive marker of bone formation, and a substantial improvement in bone mineral density (BMD) by three months.

Based on these results, Ultragenyx announced that the company has begun screening patients for the Phase 3 portion of the Orbit study. This is expected to enroll approximately 195 patients, randomized 2:1 to receive setrusumab or placebo, with a primary efficacy endpoint of annualized clinical fracture rate.

Under the terms of the setrusumab Collaboration and License Agreement signed in December 2020, Mereo will be eligible to receive a one-time milestone payment of $9 million from Ultragenyx following the first dosing in the first patient in the Phase 3 portion of the Orbit study.

The information in this report on Form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-258495) and registration statements on Form S-8 (File Numbers 333-231636, 333-236498, 333-252147, 333-262151 and 333-269388) and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2023

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel